Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 12 DATED OCTOBER 2, 2014
TO THE PROSPECTUS DATED APRIL 4, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 4, 2014, as supplemented by Supplement No. 8 dated July 3, 2014, Supplement No. 9 dated August 4, 2014, Supplement No. 10 dated August 14, 2014 and Supplement No. 11 dated September 3, 2014. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A shares and Class B shares for the month of September 2014;

•	the distribution declared by our board of directors for our Class A shares and Class B shares for the fourth quarter of 2014;

•	our acquisition of a property in Chula Vista, California.

Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A and Class B shares of our common stock on each business day for the month of September 2014:

Date	NAV per Class A Share	NAV per Class B Share
September 2, 2014	$12.40	$12.47
September 3, 2014	$12.40	$12.47
September 4, 2014	$12.40	$12.47
September 5, 2014	$12.41	$12.48
September 8, 2014	$12.41	$12.48
September 9, 2014	$12.41	$12.47
September 10, 2014	$12.39	$12.46
September 11, 2014	$12.41	$12.47
September 12, 2014	$12.39	$12.46
September 15, 2014	$12.43	$12.49
September 16, 2014	$12.45	$12.52
September 17, 2014	$12.46	$12.53
September 18, 2014	$12.47	$12.54
September 19, 2014	$12.48	$12.55
September 22, 2014	$12.52	$12.58
September 23, 2014	$12.52	$12.59
September 24, 2014	$12.53	$12.60
September 25, 2014	$12.54	$12.61
September 26, 2014	$12.57	$12.64
September 29, 2014	$12.61	$12.69
September 30, 2014	$12.63	$12.70
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.
Distribution Declaration
Our board of directors authorized and declared daily cash distributions of $0.00173473 per share for the period commencing on October 1, 2014 and ending on December 31, 2014 for each outstanding share of Class A and Class B common stock (before adjustment for any class-specific expenses). The distributions will be distributed and paid monthly in arrears.

Acquisition of a Property in Chula Vista, California
On October 2, 2014, we, through a wholly owned subsidiary, acquired a fee-simple interest in a retail building in Chula Vista, California, which we refer to as Terra Nova, from an unaffiliated seller for a purchase price of approximately $21,850,000 in cash, exclusive of closing costs.
Description of the Property
Terra Nova is a 96,114 square-foot retail building on a 8.34 acre site at 390 & 394 East H Street. Chula Vista is situated 7.5 miles from downtown San Diego and 11 miles from the San Diego International Airport. Terra Nova is at the intersection of Interstate 805 and H Street, providing access, visibility and drive-by traffic on H Street.
Terra Nova had an occupancy rate of 100% and an average effective annual rental per square foot rate of $13.22 as of the closing. Terra Nova is leased to two tenants: Bed Bath & Beyond Inc., or BBB, and The Sports Authority, Inc., or The Sports Authority. Information about these tenants is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent Per Square Foot(3)
Bed Bath & Beyond(1)	Domestic Merchandise	54%	Triple Net	Nov. 1998	Jan. 2024	$11.23
The Sports Authority(2)	Sporting Goods	46%	Triple Net	Nov. 1999	Jan. 2020	$15.52

(1)
BBB is a publicly traded (NASDAQ: BBBY) domestic merchandise company. BBB has three five-year extension options at fixed contractual rates of $12.36 per square foot, $13.59 per square foot, and $14.95 per square foot, respectively. Renewal options may be exercised by written notice within six months prior to the expiration of the then-existing term.

(2)
The Sports Authority is a privately held sporting goods retailer. The Sports Authority has four five-year extension options at fixed contractual rates of $17.97 per square foot, $20.21 per square foot, $22.74 per square foot, and $25.58 per square foot, respectively. Renewal options may be exercised by written notice within twelve to fifteen months prior to the expiration of the then-existing term.

(3)	Data as of the closing date.

The average occupancy rate and annual effective rent per square foot for each of the last 5 years is set forth in the table below:

	Occupancy Rate	Annual Effective Rent per Square Foot
2013	100.0%	$12.70
2012	100.0	12.70
2011	100.0	12.70
2010	100.0	12.70
2009	100.0	12.14
Terra Nova’s capitalization rate at the time of acquisition was 5.9%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable by tenants pursuant to net leases, debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.
We have no plans for material capital improvements in the near term, and we believe Terra Nova is adequately covered by insurance and suitable for its intended purposes as a retail facility. Terra Nova will face competition for tenants from similarly situated retail properties in the area. For federal income tax purposes, we estimate that the depreciable basis in Terra Nova will be approximately $11 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Terra Nova total approximately $259,000.
Financing of the Property
We funded the acquisition with existing capital and by borrowing $19,100,000 under the our credit facility with Regions Bank. Of the amount borrowed, $7,100,000 is from existing borrowing capacity on previously acquired properties, while $12,000,000 is specific to Terra Nova. With this borrowing, our consolidated loan-to-value ratio for our real estate portfolio was approximately 55%. Our credit facility bears interest at a variable per annum rate equal to the adjusted British Bankers Association LIBOR Rate plus 2.20%, payable monthly, which equated to 2.35% at the time of acquisition with respect to the aforementioned borrowings.
Property Management
We have engaged Jones Lang LaSalle (“JLL”) as the property manager. We will pay JLL a monthly management fee equal to $2,300.